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                                                                     Exhibit 2.3

                               VOTING AGREEMENT


          This VOTING AGREEMENT (this "Agreement"), dated as of January 14, 2000, is made and entered into among Wesco Holdings Midwest, Inc., a Nebraska corporation ("Parent"), C Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), and Robert N. Pokelwaldt ("Trustee");

                             W I T N E S S E T H:

          WHEREAS, as of the date hereof, Citicorp Venture Capital Ltd. ("Stockholder") owns beneficially and of record 5,778,518 shares of common stock, par value $0.01 per share ("Company Common Stock"), of Cort Business Services Corporation, a Delaware corporation (the "Company") (the total number of shares of Company Common Stock owned by Stockholder, and any other Company stock or any stock option that Stockholder acquires, whether by means of purchase, dividend, distribution, or otherwise, prior to the termination of this Agreement, being collectively referred to as the "Shares");

          WHEREAS, Stockholder and Trustee are parties to that certain Amended and Restated Voting Trust Agreement, dated as of November 15, 1999 (the "Trust Agreement"), pursuant to which Trustee has sole power to vote the Shares;

          WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, Purchaser and Wesco Financial Corporation, a Delaware corporation and the parent corporation of Parent ("Ultimate Parent") are entering into an Agreement and Plan of Merger (the "Merger Agreement"), of even date herewith, which (upon the terms and subject to the conditions set forth therein) provides for, among other things, a tender offer by Purchaser for the Company Common Stock and the subsequent merger of Purchaser with and into the Company (the "Merger");

          WHEREAS, concurrently with the execution and delivery of this Agreement, Stockholder, Parent and Purchaser are entering into a Stockholder Agreement (the "Stockholder Agreement"), of even date herewith, pursuant to which Stockholder has (i) agreed, among other things, to tender all of the Shares pursuant to the Offer, and (ii) granted to Parent an option to purchase all of the Shares, in each case upon the terms and subject to the conditions set forth therein; and

          WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Ultimate Parent, Parent and Purchaser have requested Trustee to agree, and in order to induce Ultimate Parent, Parent and Purchaser to enter into the Merger Agreement Trustee has agreed, to enter into this Agreement.
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          NOW, THEREFORE, in consideration of the premises and the
representations, warranties, covenants, and agreements hereinafter set forth, the parties hereto hereby agree as follows:

                                   ARTICLE I

                   TRUSTEE'S REPRESENTATIONS AND WARRANTIES

          Trustee hereby represents and warrants to Parent and Purchaser as follows:

          1.1. Due Authorization. Trustee possesses the requisite power and authority to execute, deliver, and perform this Agreement, to appoint Purchaser and Parent (or any nominee thereof) as his Proxy (as defined below), and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Trustee and constitutes a legal, valid, and binding obligation of Trustee, enforceable against Trustee in accordance with its terms. There is no beneficial owner of any of the Shares or other beneficiary or holder of any other interest in any of the Shares whose consent is required for the execution and delivery of this Agreement or for the consummation by Trustee of the transactions contemplated hereby.

          1.2. No Conflicts; Required Filings and Consents. (a) The execution and delivery of this Agreement by Trustee does not, and the performance of this Agreement by Trustee will not, (i) conflict with or violate any law applicable to Trustee or by which Trustee is bound or affected, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration, or cancellation of, any contract, commitment, restriction, arrangement, or other agreement to which Trustee is a party or by which Trustee is bound or affected.

                (b) The execution and delivery of this Agreement by Trustee does not, and the performance of this Agreement by Trustee will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, other than any necessary filing under the Securities Exchange Act of 1934, as amended.


                                  ARTICLE II

                              TRUSTEE'S COVENANTS

          2.1. Voting of Shares. Trustee hereby agrees that from the date hereof until the termination of the Agreement pursuant to Section 3.2 (the "Term"), at any meeting of the stockholders of the Company however called and in any action by written consent of the stockholders of the Company, Trustee shall vote the Shares (i) in favor of the Merger and the Merger Agreement (as it may be amended from time to time), (ii) against any Takeover Proposal (as defined in the Merger Agreement) and against any proposal for action or agreement that would result in a breach

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of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the present capitalization of the Company or any amendment to the Company's corporate structure or business, or any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement, the Stockholder Agreement or the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Purchaser or its nominee(s) to vote the Shares directly.

          2.2. Proxy. Trustee hereby revokes all prior proxies or powers of attorney with respect to any of the Shares. Trustee hereby constitutes and appoints Parent and Purchaser, or any nominee designated by Parent and Purchaser, with full power of substitution and resubstitution at any time during the Term, as his true and lawful attorney and proxy ("Proxy"), for and in his name, place, and stead, to demand that the Secretary of the Company call a special meeting of the stockholders of the Company for the purpose of considering any matter referred to in Section 2.1 and to vote each Share held by Stockholder as his Proxy, at every annual, special, adjourned, or postponed meeting of the stockholders of the Company, including the right to sign his name to any consent, certificate, or other document relating to the Company that the law of the State of Delaware might permit or require. THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM. Trustee will take such further action and execute such other documents as may be necessary to effectuate the intent of this Section 2.2.

          2.3 Restrictions on Proxies and Non-Interference. Trustee hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) grant any proxies or enter into a voting agreement with respect to any Shares, or (ii) take any action that would make any representation or warranty of Trustee contained herein untrue or incorrect or have the effect of preventing or disabling Trustee from performing Trustee's obligations under this Agreement.

          2.4. Disclosure. Trustee hereby authorizes Parent and Purchaser to publish and disclose in the Offer Documents and, if approval of the Company's stockholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC), its identity and the nature of its commitments, arrangements, and understandings under this Agreement.

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                                  ARTICLE III

                                 MISCELLANEOUS

          3.1. Definitions. Terms used but not otherwise defined in this Agreement, have the meanings assigned to such terms in the Merger Agreement.

          3.2. Termination. This Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of the parties hereto or (ii) automatically and without any required action of the parties hereto upon the earlier to occur of (A) the Effective Time or (B) the closing of the exercise of the Company Securities Option (as defined in the Stockholder Agreement) or the expiration of the Company Securities Option, whichever occurs earlier. The termination of this Agreement shall not relieve any party hereto from any liability for any breach of this Agreement prior to termination.

          3.3. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

          3.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, (ii) upon confirmation of receipt of facsimile transmission, (iii) upon confirmed delivery by a standard overnight courier, or (iv) after five (5) business days if sent by registered or certified mail, postage prepaid, return receipt requested, to the following address or to such other address that a party hereto might later specify by like notice:

          (a)   if to Parent or Purchaser, to:

          Wesco Holdings Midwest, Inc.
          1440 Kiewit Plaza
          Omaha, Nebraska 68131
          Attention: Marc D. Hamburg
          Telecopy: (402) 346-3375

          with a copy to:

          Munger, Tolles & Olson LLP
          355 South Grand Avenue, 35th Floor
          Los Angeles, California  90071-1560
          Attention: Robert E. Denham
          Telecopy: (213) 687-3702

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          (b)   If to Trustee, to:

          Robert N. Pokelwaldt
          45 Burning Tree Court
          York, Pennsylvania 17404


          3.5. Severability. In the event that any provision in this Agreement is held invalid, illegal, or unenforceable in a jurisdiction, such provision shall be modified or deleted as to the jurisdiction involved but only to the extent necessary to render the same valid, legal, and enforceable. The validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality, or enforceability of such provision be affected thereby in any other jurisdiction.

          3.6. Entire Agreement. This Agreement, as it may be amended from time to time, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

          3.7. Assignment. No party may assign or delegate this Agreement or any right, interest, or obligation hereunder, provided that Parent or Purchaser, in its sole discretion, may assign or delegate its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent.

          3.8. No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by only the parties hereto, their respective successors, and permitted assignees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto, their respective successors, and permitted assigns, any rights, remedies, obligations, or liabilities of any nature whatsoever.

          3.9. Further Assurance. Each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          3.10. No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available at law or in equity, the failure of any party hereto to insist upon compliance by any other party hereto with its obligations hereunder, or the existence of any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

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          3.11.  Specific Performance.  The parties hereto acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that an aggrieved party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law, or in equity.

          3.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without effect to provisions thereof relating to conflicts of law.

          3.13. Headings. The descriptive headings in this Agreement were included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          3.14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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          IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of the parties hereto as of the date first written above.

          Wesco Holdings Midwest, Inc.


          By:  /s/ Warren E. Buffett
               ---------------------------------
          Its:  President

          C Acquisition Corp.


          By:  /s/ Warren E. Buffett
               --------------------------------
          Its:  Chief Executive Officer

          TRUSTEE


          /s/ Robert N. Pokelwaldt
          ---------------------------------------

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